Changes in Affiliates (New Affiliate)

POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd. is a new affiliate company of the POSCO Group. Zhangjiagang Pohang Stainless Steel, an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.

Company to be affiliated:

• Company Name: POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.

• Total Assets (KRW): 11,311,120,000

• Total Shareholders’ Equity (KRW): 11,311,120,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 11,311,120,000

• Current total number of affiliated companies: 178